Filed Pursuant to Rule 424(b)(3)

Registration No. 333-115031

Paincare Holdings, Inc.

Supplement dated July 16, 2004

to

Prospectus dated June 9, 2004

Selling Stockholders

In our prospectus dated June 9, 2004 we inadvertently listed Romilio Santos, III as owning 3,666 shares of our common stock. The table set forth below depicts the correct ownership of these shares. The persons listed in the table propose to offer and sell such shares in accordance with the terms of the prospectus:

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock
Romilio Santos, III	1,250	*	1,250	—	—
Romilio Santos, Jr. and Dora L. Santos	2,416	*	2,416	—	—

* Less than one percent.